Exhibit 99.1

Ossen Innovation Announces Full Year 2020 Financial Results

SHANGHAI, May 18, 2021 /PRNewswire/ -- Ossen Innovation Co., Ltd. ("Ossen Innovation" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the fiscal year ended December 31, 2020.

"Fiscal year 2020 was a challenging one. Our production was interrupted at the beginning of the year 2020 while our customers and employees were responding to the spread of the coronavirus. We worked hard after first quarter of 2020 when the situation improved in China to reduce the impact of the pandemic from first quarter of 2020,” commented Dr. Liang Tang, Chairman of Ossen Innovation. “We are very pleased with the progress and accomplishments our entire team achieved during fiscal year 2020.”

“The performance in 2020 not only reflected the strong resilience of the Company under the pandemic, but also better overall performance of the Company which benefited from the economic recovery and stimulus plan,” continued Dr. Tang. “Looking forward, both the ‘14th Five-Year Plan’ and the Central Economic Work Conference included the bridge cable and prestressed material industries as one of the important industries to invest in for the future, bringing about more promising prospects for these industries. With our continuing leadership in prestressed material industry segment, we have full confidence in the future development of the Company.”

Twelve months Ended December 31, 2020 Financial Results

	For the Twelve Months Ended December 31,
($ millions, except per share data)	2020	2019	% Change
Revenues	$138.6	$138.9	-0.2%
Gross profit	$23.7	$22.4	5.8%
Gross margin	17.1%	16.1%	1.0%
Operating income	$16.4	$15.8	3.8%
Operating margin	11.8%	11.4%	0.4%
Net income attributable to Ossen Innovation	$11.1	$11.1	0.0%
EPS (per ordinary share)	$0.56	$0.56	0.0%
EPS (per ADS*)	$1.68	$1.68	0.0%

* One ADS equals to three ordinary shares.

For the twelve months ended December 31, 2020, revenues decreased by $0.3 million, or 0.2%, to $138.6 million from $138.9 million for 2019. The decrease in revenues during the year ended December 31, 2020 was mainly attributable to the decrease in sales of rare earth coated PC wires and PC strands, plain surface products and other products, partially offset by the increase in zinc coated PC wires and PC strands.

Gross profit increased by $1.3 million, or 5.8%, to $23.7 million for the twelve months ended December 31, 2020 from $22.4 million for the same period of last year. Gross margin increased by 100 basis points to 17.1% for the twelve months ended December 31, 2020 from 16.1% for the same period of last year. The increase of gross margin was primarily due to an increase in gross profit margin of rare earth coated products.

Selling expenses totaled $0.4 million for the year ended December 31, 20120, as compared to $0.4 million for the year ended December 31, 2019, an increase of 6.6%. This increase was primarily due to higher freight and sales commission for export sales. General and administrative expenses totaled $7.0 million for the year ended December 31, 2020, as compared to $6.2 million for the year ended December 31, 2019, an increase of 13.1%. The increase in 2020 was primarily due to higher doubtful accounts for accounts receivable and higher research and development, partially offset by lower travel expenses in 2020. As a result, total operating expenses increased by $0.8 million, or 12.7%, to $7.3 million for the twelve months ended December 31, 2020 from $6.5 million for the same period of last year.

Operating income for the year ended December 31, 2020 was $16.4 million, an increase of 3.4% as compared to $15.8 million for the same period in 2019. As a percentage of net sales, operating income increased from 11.4% to 11.8% during the year ended December 31, 2020. This increase was primarily due to higher gross profit, partially offset by higher general and administrative expenses.

Net income totaled $12.0 million for the year ended December 31, 2020, as compared to $12.2 million for the year ended December 31, 2019, a decrease of 1.6%. After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation stayed the same at $11.1 million for the twelve months ended December 31, 2020 compared to same period of last year. Earnings per ordinary share, both basic and diluted, were $0.56 for the twelve months ended December 31, 2020, compared to $0.56 for the same period of last year. Earnings per ADS (one ADS equals to three ordinary shares), both basic and diluted, were $1.68 and $1.68 for 2020 and 2019, respectively.

Impact of COVID-19

During 2020, the Company’s sales and operations were slightly affected in the first half of 2020 by the widespread of the COVID-19 pandemic in China as many cities imposed travel and work restrictions in efforts to curb the spread of COVID-19 and therefore many of the construction projects in China were delayed. Further, the Company’s manufacturing facilities situated in Jiujiang and Ma’anshan were temporarily closed after the Chinese New Year holidays until the second week of March 2020, and therefore sales to customers were affected in that period. Towards the second quarter of 2020, as the COVID-19 pandemic was gradually brought under control in China, the sales and operations of the Company resumed to normal in the second half of 2020. Depending on the duration of the Covid-19 pandemic and continued negative impact on economic activity, the Company might experience further negative impact in 2021. However, the exact impact in the remainder of 2021 and thereafter cannot be predicted.

Balance Sheet and Cash Flows

As of December 31, 2020, the Company had cash and restricted cash of $1.2 million, compared to $2.6 million on December 31, 2019. Account receivable was $50.6 million as of December 31, 2020, compared to $72.5 million at December 31, 2019 as a result of the increased efforts of collection of accounts receivable in 2020.

The average Days Sales Outstanding (“DSO”) of 2020 and 2019 were 162 and 175 days, respectively. The DSO as of December 31, 2020 and 2019 were 133 and 191 days, respectively. The decrease in DSO as of December 31, 2020 was primarily due to the faster payments from our customers during 2020.

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $95.7 million and $74.4 million on December 31, 2020 and 2019, respectively. The Company had inventories of $38.2 million as of December 31, 2020, compared to $15.1 million at the end of 2019.

The Company’s working capital was $157.4 million on December 31, 2020 as compared to $130.2 million on December 31, 2019. The working capital increase of $27.2 million in 2020 as compared to 2019 was due primarily to the increase of inventories and advance to suppliers, partially offset by the decrease in accounts receivable.

Net cash used in operating activities was approximately $9.1 million in 2020 as compared to $0.4 million of net cash provided in operating activities in 2019. This was the result of the increase in inventories , the decrease in customer deposits, and the increase in advance to suppliers, partially offset by the decrease in accounts receivable. Net cash used in investing activities was $1.7 million in 2020, as compared to $139,795 of net cash used in investing activities in 2019 as the result of the land acquisition for the new production facility in Jiujiang, Jiangxi Province in 2020. Net cash provided in financing activities in 2020 was approximately $1.3 million, as compared to approximately $2.9 million of net cash provided in financing activities in 2019. This was the result of the increase in repayments of short-term bank loans and the decrease in proceeds from long-term bank loans, partially offset by the increase in proceeds of short-term bank loans and the decrease in repayments of long-term bank loans.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Ma'anshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Wei Hua, Chief Executive Officer
Email: int.tr@ossengroup.com
Phone: +86-21-6888-8886
Web: www.osseninnovation.com

Investor Relations
GCI IR
Phone: +1-917-207-2173
Email: info@goldenir.com